Consumer Capital Group, Inc.

1125 Route 9W

S Nyack, NY 10960

August 2, 2019

Via EDGAR System

Mr. Michael Volley

Staff Accountant

Securities and Exchange Commission

Washington, DC 20549

Re:	Consumer Capital Group, Inc.
December 31, 2018 Form 10-K Filed April 1, 2019
File No. 000-54998

Ladies and Gentlemen:

We are responding to Staff’s comment letter dated as of July 12, 2019 regarding the referenced filings. For ease of reference we include the comments received with our responses.

December 31, 2018 Form 10-K

Results of Operations - Comparison of the Years Ended December 31, 2018 and 2017, page 47

1. We note the proposed revised disclosure in your response to comment 8 only shows the amounts for 2018 and does not include a description of material trends. Please confirm that the revised disclosure in future filings will include detail of the General and Administrative expenses line item for each period presented and describe any material trends.

Response

Future filings will provide the detailed additional information per the Comment.

Allowance for Loan Losses, page F-16

2. Please refer to comment 10. Please tell what guidance in US GAAP requires a general reserve of no less than 1% of total loans receivable. Alternatively, revise your policy to be consistent with ASC 310-10 and revise your disclosure in future filings accordingly.

[Original June 6, 2019 comment also provided for ease of reference]

Financial Statements

Note 2. Summary of Significant Accounting Policies

Allowance for Loan Losses, page F-16

10.	Based on your policy disclosure, it is unclear how your policy of a required General Reserve of no less than 1% of total loans receivable is consistent with US GAAP. Please tell us how your 1% policy is consistent with US GAAP or revise your policy disclosure accordingly in future filings. Please provide us your proposed revised disclosure in your response, if applicable.

Response

We propose the following language will be included in future filings (updated as appropriate):

The allowance for bad debt is based on the Company’s several factors, including past loan loss history with its borrowers, known and inherent risks in its loan receivables, adverse situations that may affect borrowers’ ability to repay, the estimated value of any underlying collateral, composition of the applicable loan portfolio, current economic conditions and other relevant factors. In estimating the probable loss of the loan receivable, the Company also considers qualitative factors such as current economic conditions and/or events in specific industries and geographical areas, including unemployment levels, peer comparisons, and other pertinent factors such as regulatory guidance. This evaluation is inherently subjective as it requires material estimates by management that may be susceptible to significant revision as more information becomes available.

Management also is cognizant of accounting literature including FASB accounting standards (specifically ASC 310-10 and related pronouncements) regarding loan losses and reserves and discusses such policies with its outside auditors in establishing loss reserves.

To date, the Company has had a limited loan portfolio in terms of exposure as to loan amounts, type of borrowers, location of borrowers and the industry of the borrowers. It has not experienced any uncollected amounts or loan losses to date and does not believe that its borrowers have experienced any deteriorated credit quality to date. Further, through the UnionPay arrangement, the Company is able to control its exposure to potential borrowers who may have lesser credit worthiness and the UnionPay system, which is common in China, further ensures likelihood of repayment by borrowers because borrowers utilize UnionPay as their banking system and we are able to collect loan principal through the borrower’s accounts. As stated elsewhere in this Report and the Company’s other Exchange filings, UnionPay also conducts due diligence on participants in its system. As a result of the foregoing factors, management believes that a 1% reserve is warranted and appropriate.

Thank you in advance for your consideration. Please contact the undersigned or our outside counsel, Brian Daughney at Becker & Poliakoff LLP (212 599-3322) (bdaughney@beckerlawyers.com) with any further questions or comments.

Sincerely, /s/ Crystal L. Chen
Crystal L. Chen
Chief Financial Officer
Consumer Capital Group, Inc.

cc:	Brian Daughney
Stanley Long